Exhibit 12.1

Emulex Corporation
Ratio of Earnings/Deficit to Fixed Charges

	Nine Months	Fiscal Years
	Ended
	March 28, 2004	2003	2002	2001	2000	1999

EARNINGS:
Pretax income from continuing operations	71,979	105,951	(96,527)	$8,584	$43,830	$5,512
Fixed charges	3,593	5,946	3,722	173	138	169

Total earnings	$75,572	$111,897	$(92,805)	$8,757	$43,968	$5,681

FIXED CHARGES:
Interest expensed	3,285	5,510	3,396	$1	$32	$72
Interest within rental expense(1)	308	436	326	172	106	97

Total fixed charges	$3,593	$5,946	$3,722	$173	$138	$169

RATIO OF EARNINGS TO FIXED CHARGES	21	19	N/A	51	319	34

DEFICIT OF EARNINGS TO FIXED CHARGES	N/A	N/A	(96,527)	N/A	N/A	N/A

(1)	The interest rate used on this calculation was 11.5%.